January 14, 2011
Jessica Reece
(617) 235-4636
jessica.reece@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Brion Thompson, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 16
Dear Mr. Thompson:
I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 16 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on October 28, 2010 in connection with the registration of Class A shares of Allianz AGIC Focused Opportunity Fund, Class P shares of Allianz AGIC Micro Cap Fund and of Allianz AGIC Ultra Micro Cap Fund and Class A, Class C, Class D and Class P shares of Allianz RCM Redwood Fund (each a “Fund” and, together the “Funds”). We received your oral comments regarding the Amendment via telephone on December 9, 2010. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 18 to the Trust’s Registration Statement (“Amendment 18”), which was filed on December 22, 2010, for effectiveness on December 27, 2010, pursuant to Rule 485(b) under the Securities Act.
A. Prospectuses
General
1.	Comment: Please consider the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute (the “July Letter”) as they apply to derivatives-related disclosure currently presented in response to Items 4 and 9 of Form N-1A within the Funds’ Fund Summaries and the section titled “Principal Investments and Strategies of Each Fund.” Please tailor the principal risk disclosure of each applicable Fund accordingly.

Response: In response to the Comment and the Staff’s observations in the July Letter, certain changes have been made to the descriptions of the applicable Funds’ principal investment strategies to identify specific types of derivative instruments in which each such Fund generally invests and the purposes for such investments.

Discussion of the specific risks relating to the individual types of derivatives used by the Funds is included in the statutory prospectuses under “Summary of Principal Risks—Derivatives Risk” and “Characteristics and Risks of Securities and Investment Techniques—Derivatives.” The Trust believes that the disclosure in these sections addresses the Staff’s concerns as set forth in the July Letter.

2.	Comment: The following sentence is included in the section titled “Principal Risks” within the Fund Summary of each Fund: “An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Consistent with Item 4(b)(1)(iii) of Form N-1A, please either confirm to the Staff that the Funds are advised by or sold through an insured depository institution, or delete this statement.

Response: The Funds are not advised by an insured depository institution. While the Funds are not currently sold through insured depository institutions, such an intermediary relationship involving an insured depository institution may arise in the future. As such, the Trust respectfully submits that it is appropriate to retain the statement required by Item 4(b)(1)(iii) of Form N-1A.

3.	Comment: Please revise the section titled “Purchase and Sale of Fund Shares” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Item 6 of Form N-1A, or move the disclosure farther back in the statutory prospectus: “Generally, purchase and redemption orders for Fund shares are processed at the net asset value (NAV) next calculated after an order is received by the distributor or an authorized intermediary. NAVs are determined only on days when the New York Stock Exchange is open for regular trading.”

Response: The Trust respectfully submits that the current disclosure remains appropriate in the Fund Summaries, as it concisely provides investors with relevant and helpful information regarding the procedures for the purchase and sale of Fund shares and the process for the pricing of Fund shares.

4.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).
5.	Comment: Please obtain and include the consent of the Trust’s auditor in the amendment filed pursuant to Rule 485(b) under the Securities Act.

Response: The Trust has included its auditor’s consent in Amendment 18 as an exhibit.

6.	Comment: The Staff is of the view that the only documents that may be incorporated by reference into a fund’s Summary Prospectus are the fund’s Statutory Prospectus and Statement of Additional Information and that the fund’s shareholder reports, or any portion thereof, may not be incorporated by reference into a fund’s Summary Prospectus. See General Instruction D of Form N-1A. To the extent that Funds within the Registration Statement continue to make use of Summary Prospectuses to satisfy prospectus delivery obligations in reliance on Rule 498 under the Securities Act, please provide a draft of the legend appearing in each such Summary Prospectus.

Response: The legend appearing in each of the Funds’ Summary Prospectuses will read as follows:
Before you invest, you may want to review the Fund’s statutory prospectus, which contains more information about the Fund and its risks. You can find the Fund’s statutory prospectus and other information about the Fund, including its statement of additional information (SAI) and most recent reports to shareholders, online at www.allianzinvestors.com/prospectuses. You can also get this information at no cost by calling 1-800-498-5413 or by sending an email request to Orders@MySummaryProspectus.com. This Summary Prospectus incorporates by reference the Fund’s entire statutory prospectus and SAI, each dated April 1, 2010, as revised or supplemented from time to time.

Allianz AGIC Focused Opportunity Fund (for the purposes of this Comment and Response, the “Fund”)
7.	Comment: “Focused Investment Risk” is listed as a principal risk of the Fund. The description of the Fund’s principal investment strategies, however, does not appear to indicate how the Fund may be subject to this risk as a principal risk and what the “focused” nature of the Fund’s strategy, as reflected in the Fund’s name, is. The principal investment strategies and principal risks of the Fund should be consistent. Accordingly, please either revise the description of the Fund’s principal investment strategies to discuss strategies that may give rise to this risk, remove it as a principal risk of the Fund, or clarify to the Staff how the Fund’s principal investment strategies as currently described may give rise to focused investment risk and reflect a “focused” nature.

Response: The Trust respectfully submits that Focused Investment Risk is consistent with the Fund’s principal investment strategies as currently described, and thus appropriately listed as a principal risk of the Fund. As stated in the Fund Summary, the Fund’s portfolio managers employ a growth-oriented process in selecting among individual securities and in weighting the portfolio across sectors. The Fund is subject to Focused Investment Risk through its focus on this growth-oriented investing style. Further, to the extent the Fund invests from time to time in securities of issuers in a limited number of sectors, industries or geographic regions, it will be further subject to Focused Investment Risk.
Allianz RCM Redwood Fund (for the purposes of this Comment and Response, the “Fund”)
8.	Comment: “Short Selling Risk” is listed as a principal risk of the Fund. The description of the Fund’s principal investment strategies, however, does not appear to indicate how the Fund may be subject to this risk as a principal risk. The principal investment strategies and principal risks of the Fund should be consistent. Accordingly, please either revise the description of the Fund’s principal investment strategies to discuss strategies that may give rise to this risk, remove “Short Selling Risk” as a principal risk of the Fund, or clarify to the Staff how the Fund’s principal investment strategies as currently described may give rise to Short Selling Risk.

Response: The requested change has been made.
Allianz AGIC Focused Opportunity Fund and Allianz RCM Redwood Fund (for the purposes of this Comment and Response, the “Funds”)
9.	Comment: Please revise the first sentence in the “Financial Highlights” section of the Funds’ Prospectuses to state that the Funds, and not only certain classes of shares of the Funds, have recently commenced operations.

Response: The requested change has been made.

Allianz AGIC Micro Cap Fund and Allianz AGIC Ultra Micro Cap Fund (for the purposes of the Comments and Responses in this section, the “Funds”)
10.	Comment: For each Fund, please revise the footnote to the Annual Fund Operating Expenses table in the Fund’s Fund Summary that describes an expense reimbursement and/or fee waiver arrangement to reflect that such expense reimbursement and/or fee waiver arrangement will be in place through March 31, 2012.

Response: The requested change has been made.

11.	Comment: In the “Portfolio Turnover” section of each Fund’s Fund Summary, please revise the second sentence to provide the portfolio turnover rate as of the most recent fiscal year end.

Response: The Trust respectfully submits that, because each Fund’s portfolio turnover rates for the fiscal year ended November 30, 2010 have not yet been audited, it has not included this data for the Funds. The portfolio turnover rates from the most recent semi-annual financial period ended May 31, 2010, however, are included in the financial highlights in the Prospectus and the portfolio turnover rates for the fiscal year ended November 30, 2010 will be included in the forthcoming annual update to the Trust’s registration statement, which will be effective April 1, 2011.

12.	Comment: Because Class P shares of the Funds recently commenced operations, please provide the financial highlights for Institutional Class shares of each Fund in the Prospectus for Class P shares.

Response: The requested financial highlights have been included in the Prospectus.
B. Statement of Additional Information
13.	Comment: Please incorporate the semi-annual financial statements into the Statement of Additional Information by reference on the cover page thereto.

Response: The requested change has been made.

14.	Comment: Please identify the Chairman of the Board in the “Management of the Trust” section of the Statement of Additional Information.

Response: The requested change has been made.

15.	Comment: Please add “during the past five years” to the title of the column providing other directorships held by the Trustees in the “Management of the Trust” section.

Response: The requested change has been made.
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Tandy Representation
As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
Jessica L. Reece, Esq.

cc:	E. Blake Moore, Jr. Brian S. Shlissel Thomas J. Fuccillo, Esq. Angela Borreggine, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Chris Perriello, Esq. Johnathan Mathiesen, Esq.